UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)*

Tritium DCFC Limited

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

Q9225T108

(CUSIP Number)

January 17, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Q9225T108	13G/A

1.	Names of Reporting Persons GGC International Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0%
12.	Type of Reporting Person (see instructions) OO

CUSIP No. Q9225T108	13G/A

1.	Names of Reporting Persons Vontier Corporation
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0%
12.	Type of Reporting Person (see instructions) CO

CUSIP No. Q9225T108	13G/A

Item 1(a).	Name of Issuer:

Tritium DCFC Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

48 Miller Street

Murarrie, QLD 4172

Australia

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of the following persons with respect to the Ordinary Shares of the Issuer:

(i) GGC International Holdings LLC, a Delaware Limited Liability Company (“GGC International Holdings”), with respect to shares held by it; and

(ii) Vontier Corporation, a Delaware corporation (“Vontier”), as the parent of GGC International Holdings, with respect to the shares held by it.

The foregoing persons are hereinafter referred to collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The registered address of GGC International Holdings is c/o The Corporation Trust Company, 1209 Orange Street, Wilmington DE 19801. The address of the principal business office of Vontier is 5438 Wade Park Boulevard, Suite 600, Raleigh, NC 27607.

Item 2(c).	Citizenship:

GGC International Holdings is a limited liability company organized under the laws of Delaware and is a direct, wholly-owned subsidiary of Vontier.

Vontier is a corporation organized under the laws of Delaware and is the parent of GGC International Holdings.

Item 2(d).	Title of Class of Securities:

Ordinary Shares

Item 2(e).	CUSIP Number:

Q9225T108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

CUSIP No. Q9225T108	13G/A

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

For each Reporting Person:

(a)	Amount Beneficially Owned: 0.

(b)	Percent of Class: 0%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0.

(ii)	Shared power to vote or to direct the vote: 0.

(iii)	Sole power to dispose or to direct the disposition of: 0.

(iv)	Shared power to dispose or to direct the disposition of: 0.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

Not Applicable

CUSIP No. Q9225T108	13G/A

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2023

GGC INTERNATIONAL HOLDINGS LLC

/s/ Courtney Kamlet
Name:	Courtney Kamlet
Title:	Vice President and Secretary

VONTIER CORPORATION

/s/ Courtney Kamlet
Name:	Courtney Kamlet
Title:	Vice President, Group General Counsel and Corporate Secretary

CUSIP No. Q9225T108	13G/A

Exhibit A

JOINT FILING AGREEMENT

[Included in the original Schedule 13G filed by the Reporting Persons on January 24, 2022.]